United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Electromedical Technologies, Inc.

(Name of Small Business Issuer in its Charter)

Delaware	82-2619815
(State or other jurisdiction of	(I.R.S.Employer
incorporation or organization)	Identification No.)

16561 N. 92nd Street Suite 101 Scottsdale, AZ	85260
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (888) 880-7888

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed  financial statements and related notes appearing elsewhere in this report on Form 1-SA and our December 31, 2018  Annual Report on Form 1-K.

This Report Semi-Annual Report on Form 1- SA contains forward-looking statements. All statements other than statements of historical facts contained in this Report on Form 1-SA, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our estimates of our financial results and our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Report on Form 1-SA may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Report on Form 1-SA to conform these statements to actual results or to changes in our expectations.

As used herein, the “Company,” “our,” “we,” or “us” and similar terms refers to Electromedical Technologies, Inc. unless the context indicates otherwise.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operating Results

January 1 through June 30, 2019 Compared to January 1 through June 30, 2018 (Unaudited)

Our sales totaled $354,893 for the six months ended June 30, 2019 and $353,483 for the six-months ended June 30, 2018. The Company is continuing in its efforts to increase its sales but there is no guarantee that it will be able to do so.

Cost of sales and gross margins for the six months ended June 30, 2019 and for the six months ended June 30, 2018 were $106,208 and 70% and $78,680 and 78%, respectively. Our cost of sales consists of the cost of goods sold and distribution expenses. Additional air freight charges in order to expedite the receipt of inventory, increased unit pricing and additional replacements resulted in the increase in cost of sales during the six months ended June 30, 2019. In addition, cost of sales and gross margins are affected by product mix as well as the mix in the level of sales between commissioned agents and distributors.

Selling, general and administrative expenses consist primarily of payroll, commissions, professional fees, sales and marketing, research and development and other operating expenses. Selling, general and administrative expenses totaled $1,224,627 for the six months ended June 30, 2019 and $418,576 for the six months ended June 30, 2018, an increase of $806,051 or about 193%. The change is primarily due to non-cash items including stock -based compensation expense of $691,689 and financing fees of $76,931 related to the put option liability recorded for software services. Excluding the non-cash items, total selling, general and administrative expenses for the six-months ended June 30, 2019 totaled, $456,007, an increase of $37,431 or 9%. This increase relates primarily to certain expenses related to an employee termination.

As a result of the foregoing, we recorded a net loss of $1,040,387 for the six months ended June 30, 2019, compared to a net loss of $170,609 for the six months ended June 30, 2018. The increase in net loss is primarily attributed to the increase in general and administrative expenses as well as a change in fair value of the related party Kiss Liability. Excluding non-cash items including stock-based compensation expense of $691,689, financing fees of $76,931 related to the put option liability recorded for software services and $39,703 for the change in fair value of the related party Kiss Liability, the net loss for the six months ended June 30, 2019 totaled $232,064.

Liquidity and Capital Resources

The company currently has three long-term promissory notes outstanding entered into prior to 2018. As of June 30,2019, the first note has an outstanding balance of $157,000(the “First Note”) and the second note has an outstanding balance of $44,000 to a related party (the “Second Note”). For both the First Note and the Second Note, interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. In August 2019, the Company’s CEO personally repaid $100,000 to the holder of the First Note.

In July 2017, the company entered into a third promissory note to a related party (the “Third Note”), which as of June 30, 2019 has an outstanding balance of $250,000. The promissory note began accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on September 30, 2020.

In May 2018, the Company borrowed $25,000 in conjunction with a convertible promissory note. The note matures in June 2020 and accrues interest at a rate of 8% per annum. The lender has the right at any time to convert the debt into fully paid and non- assessable shares of common stock at a price of $0.71 per share. The proceeds were used for operations.

As of June 30, 2019, the Company entered in to various promissory notes totaling $308,000 with a related party. All notes mature in 2020 and 2021. Interest will accrue at 10% from the due date thereon until all principal is paid in full. Proceeds from the loans were used for operations. In July 2018, The Company entered into KISS agreement with this related party for a purchase price of $35,000. The purchase price of the KISS agreement is non-interest bearing, matures twelve months from the issuance date on November 1, 2019 and has been recorded as KISS liability- related party in the current liabilities section of the Company’s balance sheet.

Under the terms of the agreement, the KISS agreement may be converted into a certain amount of “Conversion Shares” at the earlier of the Company’s “Next Equity Financing” or “Corporate Transaction” as defined in the agreement, or at maturity. The Company has calculated the estimated number of conversion shares to be 8,189,874 at June 30, 2019. The fair market value of the convertible note at June 30, 2019 is $1,661,508.

In September 2015, the company entered into a credit agreement for a $700,000 term loan with Bank of America, N.A. The monthly payments are currently $4,574 until on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate is 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the company’s property located at 16561 N. 92nd Street, Unit D101, Scottsdale, Arizona. The loan is also personally guaranteed by Matthew Wolfson. The net principal balance outstanding on the term loan at June 30, 2019 was $604,054.

As of June 30, 2019, the Company’s cash on hand was $0. Since inception, the Company has incurred $4.5 million of accumulated net losses. Excluding $808,323 of non-cash expenses in the six-month period ended June 30, 2019, the Company incurred accumulated net losses of $3.7 million. In addition, during the six- month period ended June 30, 2019, the Company used $263,518 in operations and had a working capital deficit of $384,143 excluding customer deposits of $50,149 and kiss liability-related party of $1,661,508. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

During the six-month period ended June 30, 2019, the Company received a total of $80,000 from several investors in exchange for 104,506 restricted common shares of the Company at a price of $0.71 per share.

During the six-month period ended June 30, 2019, the Company issued 193,461 restricted common shares in conjunction with an agreement for consulting services at a value of $137,357 or $0.71 per share.

During the six-month period ended June 30, 2019, the Company issued 50,000 restricted common shares in conjunction with a software services agreement at a value of $35,500 or $0.71 per share.

During the six-month period ended June 30,2019, the Company’s CEO personally sold 693,750 shares of his restricted common shares to several employees at par value.

The restricted shares are being issued in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Company intends to use the funds for working capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 2.	Other Information

None.

Item 3.	Financial Statements

See pages F-1 through F-16.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
Matthew Wolfson, CEO
Date: September 19, 2019

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities on the dates indicated. on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
Matthew Wolfson, CEO And CFO

Date: September 19, 2019

ElectroMedical Technologies, inc

interim Financial Statements

(UNAUDITED)

ElectroMedical Technologies, inc

Interim Financial Statements

(UNAUDITED)

ELECTROMEDICAL TECHNOLOGIES, INC.

BALANCE SHEETS

Unaudited

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	13,516	13,774
Inventories	104,104	29,604
Prepaid expenses and other current assets	103,263	128,553
Total current assets	220,883	171,931

Property and equipment, net	782,032	795,551
Due from CEO	130,407	11,304
Total assets	$1,133,322	$978,786

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	210,371	166,979
Credit cards payable	35,877	42,515
Accrued expenses and other current liabilities	175,706	104,394
Customer deposits	50,149	112,300
Put option liability	112,631	-
KISS liability - related party	1,661,508	1,621,805
Convertible promissory note	25,000	-
Note payable	19,846	27,307
Bank debt, current portion	25,595	24,425
Total current liabilities	2,316,683	2,099,725

Long-term liabilities:
Bank debt, net of current portion	578,459	591,650
Notes Payable	157,000	157,000
Convertible promissory note	-	25,000
Related party notes payable, net of amount due from CEO	352,000	149,000
Other liabilities	22,618	16,651
Total liabilities	3,426,760	3,039,026

Commitments and contingencies

Stockholders’ deficit
Common stock, $.00001 par value, 25,000,000 shares authorized; 16,668,790 and 16,320,823 shares outstanding as of June 30, 2019 and December 31, 2018, respectively	165	162
Additional paid-in-capital net of offering costs of $267,001	2,255,146	1,447,960
Accumulated deficit	(4,548,749)	(3,508,362)
Total stockholders’ deficit	(2,293,438)	(2,060,240)
Total liabilities and stockholders’ deficit	$1,133,322	$978,786

See accompanying notes to financial statements

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2019	2018
Net sales	$354,893	353,483

Cost of sales	106,208	78,680

Gross profit	248,685	274,803

Selling, general and administrative expenses	1,224,627	418,576

Loss from operations	(975,942)	(143,773)

Other income (expense)
Interest expense	(24,742)	(26,836)
Change in fair value of related party KISS liability	(39,703)	-
Total other expense	(64,445)	(26,836)

Net loss	$(1,040,387)	(170,609)

Weighted average shares outstanding	16,553,916	15,000,000
Weighted average earnings per share	$(0.06)	(0.01)

See accompanying notes to financial statements

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD ENDED June 30, 2019

(UNAUDITED)

					Total
	Common			Accumulated	Stockholders’
	Stock	Shares	Paid in Capital	Deficit	Deficit
Balance, December 31, 2018	$162	16,320,823	$1,447,960	$(3,508,362)	$(2,060,240)

Issuance of common stock for cash	1	104,506	79,999	-	80,000

Shares issued for consulting services	2	193,461	137,355	-	137,357

Shares issued for software development services	-	50,000	35,500	-	35,500

Stock based compensation			554,332		554,332

Net loss	-	-	-	(1,040,387)	(1,040,387)

Balance, June 30, 2019	$165	16,668,790	$2,255,146	$(4,548,749)	$(2,293,438)

See accompanying notes to financial statements

ELECTROMEDICAL TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

	2019	2018
Cash flows from operating activities:
Net loss	$(1,040,387)	$(170,609)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	691,689	-
Depreciation and amortization	13,519	10,937
Financing costs on put option liability	76,931	-
Excess fair value of KISS liability- related party	39,703	-
Change in operating assets and liabilities:
Accounts receivable	258	8,800
Inventories	(74,500)	50,749
Prepaid expenses and other current assets	96,490	(9,993)
Due from member	(119,103)	-
Accounts payable	43,392	2,354
Credit cards payable	(6,638)	(8,001)
Accrued expenses and other current liabilities	77,279	15,556
Customer deposits	(62,151)	(70,741)
Net cash used in operating activities	(263,518)	(170,948)

Cash flows from financing activities:
Repayments on line of credit	-	3,548
Repayments on bank debt	(12,021)	(11,301)
Related party notes payable-net	203,000	82,149
Notes payable	(7,461)	68,692
Issuance of common stock for cash- net	80,000	-
Net cash provided by financing activities	263,518	143,088

Net decrease in cash and cash equivalents	-	(27,860)

Cash and cash equivalents, beginning of year	-	27,860

Cash and cash equivalents, end of year	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$14,805	$27,968

Non-cash investing and financing activities:
In 2019, the Company issued 50,000 shares of stock and a put-option liability for prepaid software totaling $71,200

See accompanying notes to financial statements

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

NOTE 1.	ORGANIZATION AND NATURE OF BUSINESS

ElectroMedical Technologies, LLC (“the Company”), was formed in November 2010 as an Arizona limited liability company. In August 2017, the Company converted to a Delaware C Corporation under Electromedical Technologies, Inc. The Company is a bioelectronic engineering company with medical device certifications in the United States (FDA) and Mexico (Cofepris). The Company engineers simple-to-use portable bioelectronics devices, which provide fast and long-lasting pain relief across a broad range of ailments.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accompanying unaudited consolidated financial statements of Electromedical Technologies, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company as of and for the years ended December 31, 2017 and 2018. The results of operations for the six months ended June 30, 2019 and 2018 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the financial statements have been prepared on the basis of the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the financial statements.

Going Concern

Since inception, the Company has incurred $4.5 million of accumulated net losses. Excluding $808,323 of non-cash expenses in the six-month period ended June 30, 2019, the Company incurred accumulated net losses of $3.7 million. In addition, during the six months ended June 30, 2019, the Company used $263,518 in operations and had a working capital deficit of $384,143 excluding customer deposits of $50,149 and kiss liability-related party of $1,661,508. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The Company expects to obtain funding through additional debt and equity placement offerings until it consistently achieves positive cash flows from operations. If the Company is unable to obtain additional funding, it may not be able to meet all of its obligations as they come due for the next twelve months. The continuing viability of the entity and its ability to continue as a going concern is dependent upon the entity being successful in its continuing efforts in growing its revenue base and/or accessing additional sources of capital, and/or selling assets.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

As a result, there is significant uncertainty whether the entity will continue as a going concern and, therefore, whether it will realize its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial statements.

Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might be necessary should the entity not continue as a going concern. At this time, management is of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the financial statements as at June 30, 2019.

Revenue Recognition

The FASB issued Accounting Standards Update (“ASU”) No. 2014-09, codified as ASC 606: Revenue from Contracts with Customers, which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2018 using modified retrospective basis and the cumulative effect was immaterial to the financial statements.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. Product is considered delivered to the customer once it has been shipped and title, risk of loss and rewards of ownership have been transferred. For most of the Company's product sales, these criteria are met at the time the product is shipped and invoiced to either independently owned and operated distributors or to end-customers.

Certain larger customers pay in advance for future shipments. These advance payments totaled $50,149 and $112,300 at June 30, 2019 and December 31, 2018, respectively, and are recorded as customer deposits in the accompanying balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

At the completion of the initial three-year warranty, the Company sells extended warranties for periods ranging from one to three years. Revenue is recognized on a straight-line basis over the term of the contract. As of June 30, 2019, deferred revenue of $22,618 is recorded in connection with these extended warranties.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The Company recorded an allowance for doubtful accounts of $1,000 as of both June 30, 2019 and December 31, 2018.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Financial Instruments and Concentrations of Business and Credit Risk

The Company elected early adoption of the Accounting Standards Update (“ASU”) 2016-01, Recognition and Measurement of Financial Assets and Liabilities, which eliminates the requirement of the Company to disclose the fair value of its financial instruments as of the balance sheet date. Financial instruments that potentially subject the Company to concentrations of business and credit risks consist of cash and cash equivalents, accounts receivable, and accounts payable.

The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic review of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivables, and recording allowances for doubtful accounts when these receivables become uncollectible. The Company mitigates business risks by attempting to diversify its customer base.

The Company had one significant customer for the six- month periods ended June 30, 2019 and 2018 that in total accounted for approximately 19% and 20%, respectively, of net sales. There were no amounts outstanding from this customer as of June 30, 2019 and December 31, 2018. Customer deposits on hand from this customer totaled $50,149 and $112,300 at June 30, 2019 and December 31, 2018, respectively. The loss of this customer would have a significant impact on the operations and cash flows of the Company.

The Company’s supplier concentrations expose the Company to business risks which the Company mitigates by attempting to diversify its supply chain. Supplier concentrations for the six-month periods ended June 30, 2019 and 2018 consisted of one significant supplier in China that accounted for approximately 90% and 92%, respectively of total net purchases. There were no amounts outstanding due this supplier at June 30, 2019 or December 31, 2018. The loss of key vendors may have a significant impact on the operations and cash flows of the Company.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined based on the first-in, first-out cost flow assumption (“FIFO”) while market is determined based upon the estimated net realizable value less an allowance for selling and distribution expenses and a normal gross profit. The Company evaluates the need for inventory reserves associated with obsolete, slow moving, and non-sellable inventory by reviewing estimated net realizable values on a periodic basis. As of June 30, 2019 and December 31, 2018, the Company believes there are no excess and obsolete inventories and accordingly, did not record an inventory reserve. Inventories consist of purchased finished goods.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Property and Equipment

Property and equipment is recorded at cost and is comprised of a building and office furniture and equipment. The building is depreciated using the straight-line method over the estimated useful life of 40 years. Office furniture and equipment is depreciated using the double-declining method or the straight-line method over the estimated useful lives of 3 to 7 years.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

In accordance with FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

No impairment losses of long-lived assets were recognized for the periods ended June 30, 2019 and 2018.

Income Taxes

Until January 1, 2018, the Company has elected to be treated as a limited liability company for income tax purposes. Under federal and Arizona law, the taxable income or loss of a limited liability company is included in the member’s income tax returns.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC Subtopic 740-10-65-1, Income Taxes. The Company has no such tax positions as of both June 30, 2019 and December 31, 2018, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties as of June 30, 2019 and December 31, 2018.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to examination by U.S. federal tax authorities for returns filed for the prior three years and by state and local income tax authorities for returns filed for the prior four years. There are no examinations currently pending.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Deferred tax assets  as of June 30, 2019 consist of a minor amount of accruals for which the Company will receive the benefit from when paid. The amount is insignificant to the financial statements as of June 30, 2019, for which a full valuation allowance would have been present.

At June 30, 2019 the Company’s net operating loss carry forward was $1,269,286. NOLs originating in 2018 can be carried forward indefinitely. The difference between the statutory rate of 21% and the effective tax rate is due to permanent differences and a full valuation allowance.

Sales Taxes

Sales taxes for the six- month periods ended June 30, 2019 and 2018 were recorded on a net basis. Included in accrued expenses at June 30, 2019 and December 31, 2018 is approximately $56,000 and $51,000 respectively, related to sales taxes.

Shipping and Handling Costs

The Company included shipping and handling costs in cost of sales on the accompanying statements of operations for the six- month periods ended June 30, 2019 and 2018.

Warranty

The Company warranties the sale of most of its products and records an accrual for estimated future claims. The standard warranty is typically for a period of three years. Such accruals are based upon historical experience and management's estimate of the level of future claims. The Company recorded a liability as of June 30, 2019 and December 31, 2018 of $19,688 and $13,067, respectively and is included in cost of sales in the statement of operations and within accrued expenses on the accompanying balance sheets.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses amounted to $0 and $14,681 and are included in selling, general and administrative expenses on the accompanying statements of operations and comprehensive loss for the six-month periods ended June 30, 2019 and 2018, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to $21,081 and $0 during the six-month periods ended June 30, 2019 and 2018, respectively and are included in selling, general and administrative expenses on the accompanying statement of operations.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each six-month period.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations and comprehensive loss. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company beginning on January 1, 2020.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	June 30, 2019	December 31, 2018
Building	$875,000	$875,000
Furniture and equipment	24,987	24,987
	899,987	899,987
Less: accumulated depreciation and amortization	(117,955)	(104,435)
	$782,032	$795,551

Depreciation and amortization expense related to property and equipment was $13,519 and $10,937 for each of the six-month periods ended June 30, 2019 and 2018, and is included in selling, general and administrative expenses on the accompanying statements of operations.

NOTE 4.	NOTES PAYABLE

In May 2018, the Company entered into a note payable with a third- party vendor as payment for an outstanding balance in the amount of $43,692. The note is interest free and requires monthly payments of $5,461.50 beginning June 15, 2018 with the remaining balance due and payable on December 15, 2018. Failure to make timely payments as of December 15, 2018 resulted in interest to be accrued on the unpaid balance at a rate of ten percent beginning July 31, 3017. The outstanding balance as of June 30, 2019 and December 31, 2018 is $19,846 and $27,307, respectively. Interest expense of $5,657 has been accrued in the Company’s balance sheet as of June 30, 2019, of which $1,520 has been recorded in the Company’s statement of operations for the six- month period then ended. No interest expense has been recorded for the six-month period ended June 30, 2018.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Convertible Promissory Note

In May 2018, the Company borrowed $25,000 in conjunction with a convertible promissory note. The note matures in June 2020 and accrues interest at a rate of 8% per annum. The lender has the right at any time to convert the debt into fully paid and non- assessable shares of common stock at a price of $0.71 per share. The proceeds were used for operations.

NOTE 5.	PUT OPTION LIABILITY

On January 24, 2019, the Company entered into an agreement with a third-party to exchange stock for software services. In exchange for these services, the Company issued 50,000 shares of common stock to the service provider. At the time of the transaction, the shares were valued at $0.71/share. The Company also added a guarantee that these shares would be worth $3.00/share one year from the date of the agreement. If the share price does not equal this amount on the settlement date of January 24, 2020, the Company is obligated to issue more shares to equal the obligation.

To value this liability, the Company used an option pricing model to derive a value $112,631 and booked this liability on the balance sheet. The Black-Scholes valuation model was utilized to estimate the fair value of the time-based options. The weighted average assumptions utilized in the valuation of the time-based option awards granted during the period ended June 30, 2019 are summarized as follows:

(1) Expected volatility is based on the historical volatilities of comparable public companies.
(2) Risk-free interest rate is based on the yields from US State Treasury zero-coupon issues for a term consistent with the expected life of the awards in effect at the date of grant.
(3) Expected life of the option
(4) The Company currently has no expectation of paying cash dividends on its common stock.

The Company will review and revalue this each reporting period until the settlement date.

NOTE 6.	KISS LIABILITY- RELATED PARTY

In November 2018, The Company entered into KISS agreement with a related party for a purchase price of $35,000. The purchase price of the KISS agreement is non-interest bearing, matures in November 2019 and has been recorded as KISS liability- related party in the current liabilities section of the Company’s balance sheet.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

Under the terms of the agreement, the KISS agreement may be converted into a certain amount of “Conversion Shares” at the earlier of the Company’s “Next Equity Financing” or “Corporate Transaction” as defined in the agreement, or at maturity. The Company has calculated the estimated number of conversion shares to be 8,189,874 at June 30, 2019. The fair market value of the convertible note at June 30, 2019 is $1,661,508. The increase in fair market value for the six -month period ended June 30, 2019 totaled $39,703 and has been included in the Company’s statement of operations.

The Company determined the fair value of the KISS liability using the estimated enterprise value of the Company, allocating the percentage of fully diluted pro-rata shares to the value of the KISS liability. The Company will mark to market the liability at each reporting period.

NOTE 7.	LONG-TERM DEBT

Note Payable

In March 2015, the Company entered into an $850,000 note payable (the “Original Note Payable”) with a third-party to finance the purchase of its office building (see note 8). The Original Note Payable consisted of interest-only payments at 4.5% per annum, payable monthly in arrears. The Original Note Payable was collateralized by a deed of trust in the office building. During 2015, the Company refinanced the Original Note Payable with bank debt and a new note payable (“Note Payable”) for the unpaid principal balance.

The Note Payable, effective December 31, 2015, was issued for a principal amount of $157,000. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding balance on the Note Payable at both June 30, 2019 and December 31, 2018 was $157,000. The Note Payable is personally guaranteed by the Company’s CEO.

Bank Debt

In September 2015, the Company entered into a credit agreement for a $700,000 term loan with a financial institution. Payment terms consist of monthly payments in arrears of $3,547 for the first year outstanding. The monthly payment then increases to $4,574 until the term loan matures on September 30, 2025, in which the remaining unpaid principal balance and accrued interest is due. The interest rate for the first year was 1.99% per annum and increased to 4.95% per annum for the remaining life of the term loan. The term loan is collateralized by a deed of trust in the office building. The proceeds were used to purchase a building for which the Company's operations are located. The net principal balance outstanding on the term loan at June 30,2019 and December 31, 2018 was $604,054 and $616,075, respectively. The term loan is personally guaranteed by the Company’s CEO.

Related Party Notes Payable

In October 2013, the Company entered in to a $45,000 note payable with an individual related to the Company's CEO. The proceeds were used for operations. Interest began accruing on the interest commencement date of January 1, 2018, at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest is due within ten days of the maturity date on December 31, 2020. The outstanding principal balance on the related party note payable at both June 30, 2019 and December 31, 2018 was $44,000.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

In July 2017, the Company entered into a $250,000 promissory note with its CEO. The proceeds were used for operations and Regulation A+ offering costs. The promissory note began accruing interest on the interest commencement date of October 1, 2018 at 2% per annum, compounded monthly. The unpaid principal balance and accrued interest are due within ten days of the maturity date on September 30, 2020. Included in the accompanying balance sheets is $380,407 and $261,304 due from the Company’s CEO as of June 30, 2019 and December 31, 2018, respectively. At both June 30, 2019 and December 31, 2018, $250,000 of the amount due from the Company’s CEO has been net against the note payable due the CEO, leaving a receivable of $130,407 and $11,304, respectively.

As of June 30, 2019, the Company entered in to promissory notes totaling $308,000 with a related party. All notes mature at various times in 2020 and 2021. Interest will accrue at 10% per annum from the due date thereon until all principal is paid in full. Proceeds from the loans were used for operations.

Future aggregate maturities of long-term debt are as follows:

For the Years Ending December 31:
2019	$24,425
2020	356,595
2021	26,994
2022	28,381
2023	29,838
Thereafter	480,842
$947,075

The long-term debt agreements do not contain any financial covenants.

NOTE 8.	RELATED PARTY TRANSACTIONS

The Company has a promissory note with a related party for $44,000 (see note 7).

Included in the accompanying balance sheets is $380,407 and $261,304 of amounts due from the Company’s CEO as of June 30, 2019 and December 31, 2018, respectively. The amounts due are non-interest bearing, payable upon demand and have been net against the note payable due the CEO (see Note 7 ).

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

As of June 30, 2019, the Company entered in to promissory notes totaling $308,000 with a related party (see note 7).

During the six-month period ended June 30, 2019, the Company’s CEO personally sold 693,750 shares of his restricted stock to several employees at par value (see note 10).

The Company’s CEO personally guarantees certain amounts due under its long-term debt agreements.

NOTE 9.	STOCKHOLDERS’ DEFICIT

During the six-month period ended June 30, 2019, the Company received a total of $80,000 from several investors in exchange for 104,506 restricted common shares of the Company at a price of $0.71 per share.

During the six-month period ended June 30, 2019, the Company issued 193,461 restricted common shares in conjunction with an agreement for consulting services at a value of $137,357 or $0.71 per share. The value of the consulting services has been recorded as selling, general and administrative expenses in the Company’s statement of operations.

During the six-month period ended June 30, 2019, the Company issued 50,000 restricted common shares in conjunction with a software services agreement at a value of $35,500 or $0.71 per share. The value of the software services agreement has been recorded as prepaid and other assets in the Company’s balance sheet (see note 5).

NOTE 10.	EQUITY COMPENSATION

In 2017, the Company’s Board of Directors approved the 2017 Employee and Consultant Stock Ownership Plan, (the “Plan”). The Plan provides that the Board of Directors may grant restricted stock units, incentive stock options and non-statutory stock options to officers, key employees and certain consultants and advisors to the Company up to a maximum of 2,500,000 shares. Stock options granted under the Plan have ten-year terms with vesting terms to be determined by the administrator of the Plan. Restricted stock unit grant terms will be set by the administrator and at the discretion of the administrator, be settled in cash, shares, or a combination of both.

The Black-Scholes valuation model was utilized to estimate the fair value of the time-based options. The weighted average assumptions utilized in the valuation of the time-based option awards granted during the period ended June 30, 2019 are summarized as follows:

(1) Expected volatility is based on the historical volatilities of comparable public companies.
(2) Risk-free interest rate is based on the yields from US State Treasury zero-coupon issues for a term consistent with the expected life of the awards in effect at the date of grant.
(3) Expected life of the option
(4) The Company currently has no expectation of paying cash dividends on its common stock.

The Company recorded pretax stock compensation expense of $61,769 during the period ended June 30, 2019, respectively. Stock-based compensation is included in selling, general, and administrative expense in the accompanying consolidated statements of operations.  Stock-based compensation expense is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures.  Total unrecognized stock-based compensation cost related to unvested time-based stock options was $93,390 as of June 30, 2019 and is expected to be recognized over a weighted-average period of 10 months.

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

	Number of shares	Weighted Average Exercise Price	Weighted Average Contractual term (months)	Aggregate Intrinsic Value
Options outstanding at December 31, 2018	-

Granted	581,250	$0.71

Exercised	-	-

Forfeited	206,250	$0.71

Expired	-	-

Options outstanding at June 30, 2019	375,000	$0.71	10	-

Exercisable at June 30, 2019	150,000	$0.71	10	-

Options exercisable and expected to vest at June 30, 2019	375,000	$0.71	10	-

During the six-month period ended June 30, 2019, the Company’s CEO personally sold 693,750 shares of his restricted common shares to several employees at par value. Compensation expense has been recorded at the fair market value of $492,563 and is included is selling, general and administrative expenses for the six-month period ended June 30, 2019 (see note 8).

ELECTROMEDICAL TECHNOLOGIES, INC.

Notes to interim Financial Statements

(UNAUDITED)

NOTE 11.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is subject to various loss contingencies and assessments arising in the normal course of the business, some of which relate to litigation, claims, property taxes and sales and use tax or goods and services tax assessments. The Company considers the likelihood of the loss or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to them to determine whether such accruals should be adjusted. Based on the information presently available, including discussion with counsel and other consultants, management believes that resolution of these matters will not have a material adverse effect on its business, results of operations, financial condition or cash flows.

Future Commitments

The Company has a commitment, under an agreement, to make certain payments totaling $36,000 through September 2019.

NOTE 12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred subsequent to June 30, 2019 through the date of this report and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as disclosed below:

In August 2019, the Company’s CEO personally repaid $100,000 to the holder of the $157,000 long-term note payable.